Exhibit 99.5

NEWS RELEASE May 14, 2026

Versamet Royalties Reports Record Operating and

Financial Results for Q1 2026

All amounts are in U.S. dollars unless otherwise indicated.

Vancouver, BC: Versamet Royalties Corporation (“Versamet” or the “Company”) (NASDAQ: VMET, TSX: VMET) announces another consecutive quarter of record operating and financial results for the quarter ended March 31, 2026.

Q1 2026 Financial Highlights

•	Record revenue of $24.0 million, an increase of 594% over Q1 2025.
•	Record attributable gold equivalent ounces[1] (“GEOs”) of 4,913, an increase of 306% over Q1 2025.
•	Record operating cash flow before working capital changes[2] of $19.5 million, an increase of 1,282% over Q1 2025.
•	Net income of $13.8 million, an increase of 671% over Q1 2025.
•	Record adjusted EBITDA[3] of $18.5 million, an increase of 1,142% over Q1 2025.

Q1 2026 Corporate Highlights

•	Completed a C$142 million equity financing, adding several new institutional and retail shareholders.
•	Completed a C$22 million private placement with Tether Investments S.A. de C.V. (“Tether”), and separately welcomed Gold Mountains Asset Management Limited, a subsidiary of Zijin Mining Group Co., Ltd., as a new shareholder of the Company.
•	Common shares commenced trading on the NASDAQ exchange in the United States.
•	Welcomed Juan Presa to the Board of Directors, joining as a representative of Tether.

Post-Quarter End Highlights

•	Acquired a 3.52% life-of-mine gold stream on the Eskay Creek project in British Columbia, Canada. Eskay Creek is in construction and expected to begin production in Q2 2027. Once in production, the project is expected to produce over 300,000 ounces of gold per year for the first 5 years of operation.

Dan O’Flaherty, CEO of Versamet, commented, “Versamet’s portfolio continues to deliver record results with substantial increases to revenue, GEOs, and cash flow, compared to Q1 2025. We remain on track to achieve our 2026 production guidance of 20,000 to 23,000 GEOs for 2026, supported by several near-term catalysts that are expected to drive stronger GEO contributions in the second half of the year.

During Q1, we also advanced our long-term growth strategy by expanding both our asset base and capital markets presence through the transformative acquisition of the Eskay Creek gold stream and the successful listing of our common shares on the NASDAQ. Since our listing, we have seen a meaningful increase in daily trading liquidity, further enhancing shareholder visibility and market access.”

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Summary of Financial Results

All amounts in millions, except GEOs.

	Q1 2026	Q1 2025
Attributable GEOs[1]	4,913	1,211
Revenue	$24.0	$3.5
Net income	$13.8	$1.8
Adjusted EBITDA[3]	$18.5	$1.5
Operating cash flow, before working capital changes[2]	$19.5	$1.4

For complete details please refer to the unaudited condensed interim Financial Statements and associated Management’s Discussion and Analysis for the quarter ended March 31, 2026 and 2025, available on SEDAR+ (sedarplus.ca), on EDGAR (sec.gov/edgar), and on the Company’s website (versamet.com).

2026 Outlook

The Company continues to expect attributable GEO production to be between 20,000 and 23,000 ounces for 2026, with higher production expected in the second half of the year driven by upcoming catalysts at various assets, including:

•	Toega: First ore delivery to the Sanbrado process plant scheduled for early Q3 2026.
•	Rosh Pinah: RP2.0 expansion project, which will nearly double the mine’s processing throughput to 1.3 million tonnes per year, is over 90% complete as of May 2026 and completion is expected by the end of 2026.
•	Kolpa expansion: New crushers and a new ball mill were commissioned in March 2026 and will enable increased throughput of 2,500 tonnes per day (“tpd”) in the upcoming quarters.
•	Cuiu Cuiu: Phase 1 gold-in-oxide project remains on schedule with plant commissioning expected in Q3 2026 and commercial production expected in Q4 2026.

Asset Updates

Greenstone (1.26% Gold Stream)

Attributable production from Greenstone totaled 1,050 gold ounces in Q1 2026. Q1 2026 mill throughput averaged 24,544 tpd, with 51% of days exceeding nameplate capacity (27,000 tpd) compared to 36% in Q4 2025. On March 30, 2026, Equinox Gold reported results from an updated technical report for Greenstone that outlined production averaging approximately 320,000 ounces of gold annually over the next 10 years (2026-2036) with opportunity to potentially increase mill throughput toward 30,000 tpd. Versamet is entitled to monthly deliveries equal to the greater of 1.26% of gold production or 350 ounces of gold. 4

Kiaka (2.7% NSR)

Kiaka produced 65,704 ounces of gold and sold 61,717 ounces of gold in Q1. West African Resources (“West African”) also held 20,045 ounces of unsold gold bullion at the end of the quarter, which Versamet expects to contribute to GEOs in subsequent quarters. Ramp up of the processing plant is complete, with throughput and recoveries exceeding feasibility expectations. Kiaka is expected to produce between 240,000 and 280,000 ounces of gold in 2026. 5

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During the quarter, West African released an updated 10-year outlook which outlines average annual production of 277,000 ounces of gold per year from 2026 to 2035, with peak production of 302,000 ounces of gold expected in 2028. A secondary crusher installation is planned for 2028 to increase fresh ore throughput to 12 million tonnes per year. 6

On April 21, 2026, West African released an announcement advising of the publication of a decree by the Government of Burkina Faso to acquire 25% of Kiaka for A$175 million. 7

Versamet’s royalty is payable on 100% of the production from Kiaka.

Rosh Pinah (90% Silver Stream)

The Company sold 73,190 ounces of silver during Q1 from deliveries from Rosh Pinah. Completion of the RP2.0 expansion project, which will nearly double the mine’s processing throughput to 1.3 million tonnes per year, is over 90% complete as of May 2026 with completion expected by the end of 2026, with ramp-up commencing shortly thereafter. 8

Kolpa (95.8% Copper Stream)

During March 2026, new crushers and a new ball mill were commissioned and will enable throughput of 2,500 tpd in the upcoming quarters. Copper production for 2026 is expected to be between 650 and 750 tonnes. 9

Toega (2.7% NSR)

During Q1, construction of mobile maintenance workshop, office and ancillary infrastructure continued to progress on schedule. Haul road construction is nearing completion, with bulk earthworks now complete. Ore delivery to the Sanbrado process plant is scheduled for early Q3 2026. 10

About Versamet Royalties Corporation

Versamet is rapidly growing to become a new mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet’s common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol “VMET”.

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email: info@versamet.com
Telephone: 778-945-3948

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Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President, Project Evaluation for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements relating to: forecasted production of 20,000 to 23,000 GEOs in 2026; statements regarding production, development or other advancements at the properties in which the Company holds an interest, including with respect to timing thereof; and other statements regarding future plans, expectations, exploration potential, guidance, projections, objectives, estimates and forecasts (in general and in connection with respective asset updates), as well as our expectations with respect to such matters. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Versamet to control or predict, that may cause Versamet’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, the risk factors set out under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 available for review on the Company’s profile at www.sedarplus.ca, as well as the Company’s Form 20-F filed with the Securities and Exchange Commission on April 30, 2026, available for review on the Company’s profile at www.sec.gov/edgar. Such forward-looking information represents management's best judgment based on information currently available. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Non-IFRS Financial Measures

The Company has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) GEOs and total attributable GEOs, (b) average realized price per attributable GEO, and (c) EBITDA and adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

Third-Party Information

The Company has limited, if any, information on or access to the properties on which it holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. The Company is dependent on (i) the operators of the mines or properties and their Qualified Persons to provide technical or other information to the Company, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which the Company holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Endnotes

1.	Attributable Gold Equivalent Ounces is calculated by converting the Company’s royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from the Company’s royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the effective date of the contract and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. The Company presents Total Attributable GEOs as it believes that this is useful information to allow investors to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

In $000s, except gold price and GEOs	Q1 2026	Q1 2025
Revenue	23,968	3,454
Divided by:
Average realized gold price per ounce	4,878	2,853
Total Attributable GEOs	4,913	1,211

2.	Cash flow from operating activities before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of the Company’s ability to generate cash to cover operating expenses from its cash-flowing royalties.

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In $000s	Q1 2026	Q1 2025
Cash flows provided by operating activities	15,389	652
Working capital changes	4,111	759
Cash flows from operations before working capital changes	19,500	1,411

3.	EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, impairment charges and gains/loss on assets and liabilities which are market-to-market each reporting period. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine the Company’s ability to generate cash available for working capital requirements, investment expenditures and income taxes.

In $000s	Q1 2026	Q1 2025
Net income	13,757	1,784
Finance and interest expense	2,128	628
Income taxes	5,770	775
Interest income	(29)	(11)
Depletion	4,006	238
EBITDA	25,632	3,414
Non-cash cost of sales – Greenstone gold interest	4,102	2,396
Change in fair value of Greenstone gold interest	(11,272)	(4,212)
Change in fair value of derivative liability	-	(112)
Adjusted EBITDA	18,462	1,486

4.	For more information, please refer to Equinox Gold’s news releases dated March 30, 2026, and April 9, 2026, available at equinoxgold.com.
5.	For more information, please refer to West African’s ASX announcement dated April 23, 2026, available at westafricanresources.com.
6.	For more information, please refer to West African’s ASX announcement dated March 31, 2026, available at westafricanresources.com.
7.	For more information, please refer to West African’s ASX announcement dated April 21, 2026, available at westafricanresources.com.
8.	For more information, please refer to Appian’s media release dated May 12, 2026, available at appiancapitaladvisory.com.
9.	For more information, please refer to Endeavour’s news release dated April 8, 2026, available at edrsilver.com.
10.	For more information, please refer to West African's ASX announcement dated April 23, 2026, available at westafricanresources.com.

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